Item 2.   Identity and Background.
    The names of the current directors and executive officers of the Reporting Person and their respective addresses, citizenship, and present principal occupations or employment and the names, principal business and address of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.
    During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    Item 3. Source and Amount of Funds or Other Consideration. The Reporting Person using an aggregate of $2,350,000 of its working capital exercised the 600,000 Share Warrant (at $2.50 per share) and the 200,000 Share Warrant (at $4.25 per share).
    Item 4.   Purpose of Transaction.
    The acquisition of the Common Stock upon exercise of the Warrants by the Reporting Person was made solely for investment purposes. The investment by the Reporting Person in the Issuer is passive and non-controlling.
    The Reporting Person has no present plan or proposal to make additional purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions. Subject to certain restrictions set forth in the Purchase Agreement, the Warrants and applicable securities laws and regulations, the Reporting Person may (but has no present plan or proposal to) dispose of all or part of its investment in securities of the Issuer. Moreover, it should be noted that under the Purchase Agreement, 45 days following a "Change of Control" event, which would include the proposed merger of the Issuer and Shawmut National Corporation, the merger successor to the Issuer, pursuant and subject to the Purchase Agreement, must offer to repurchase the Reporting Person's Preferred Stock at the Redemption Price as defined therein. The Reporting Person's board of directors has not yet considered or acted upon such a repurchase offer. For further information concerning the restrictions contained in the Purchase Agreement and the Warrant on the disposition by the Reporting Person of certain securities of the Issuer, see Item 6 below.
    The Reporting Person has no plans or proposals which relate to or would result in:

         (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (4) any material change in the present capitalization or dividend policy of the Issuer;

         (5) any other material change in the Issuer's business or corporate structure;

         (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
    or

         (9) any action similar to any of those enumerated above;

except that, (i) with respect to (3) above, pursuant to the terms of the Preferred Stock, the Reporting Person has the right each year to nominate and elect two persons to the board of directors of the Issuer and has exercised that right with respect to one person, John F. McJennett III, who currently serves as a director of the Issuer and (ii) the Reporting Person by action of its Board of Directors has determined to vote in favor of the proposed merger of the Issuer and Shawmut National Corporation at the meeting of the Issuer's shareholders called for the purpose of considering the proposed merger.
    Item 5.   Interest in Securities of the Issuer.
    (a) As of December 9, 1994, the Reporting Person beneficially owned 800,000 shares of Common Stock. Based upon information contained in the Issuer's Form 10-Q for the period ended September 30, 1994 that at September 30, 1994 there were 13,553,970 shares of the Issuer's Common Stock outstanding, the 800,000 shares beneficially owned represents 5.6% of the Common Stock.
    Except as stated herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person, is the beneficial owner of, or has the right to acquire, directly or indirectly, shares of Common Stock.
    (b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock beneficially owned by it.
    (c) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto have engaged in any transaction during the past 60 days in any shares of the Common Stock, except as disclosed in this Statement.
    (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of, the Common Stock beneficially owned by it.
    (e)  Not applicable.
    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    The Purchase Agreement and the Warrants set forth certain agreements applicable to the Reporting Person with respect to the disposition of the Common Stock issued upon the exercise of the Warrant and with respect to the Preferred Stock.
    Except as set forth in this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.
                           SIGNATURES
    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
                                  THE RHODE ISLAND DEPOSITORS
                                  ECONOMIC PROTECTION CORPORATION


                                  By:John F. McJennett III
                                     John F. McJennett III,
                                     Executive Director


Dated:  December 19, 1994



                           SCHEDULE I
                DIRECTORS AND EXECUTIVE OFFICERS
THE RHODE ISLAND DEPOSITORS ECONOMIC PROTECTION CORPORATION ("DEPCO")


1.  The Hon. Bruce Sundlun, Director and Chairman

    Business Address:                  State House
                                       Providence, RI  02903

    Principal Occupation:              Governor of the State of
                                       Rhode Island


    Citizenship:                       USA

    Stock Ownership:                   None

2.  Darren F. Corrente, Director1

    Business Address:                  Coia & Lepore Ltd.
                                       226 South Main St.
                                       Providence, RI 02903

    Principal Occupation:              Associate Attorney,
                                       Coia & Lepore Ltd. (law
                                       firm), Providence, RI

    Citizenship:                       USA

3.  Judith M. Morse, Director and Treasurer

    Residence Address:                 2 Progress Avenue
                                       East Providence, RI  02914

    Principal Occupation:              Assistant Professor of
                                       Accounting, Providence
                                       College, Providence, RI

    Citizenship:                       USA

    Stock Ownership:                   None

_______________

1.  Subject to confirmation by the Rhode Island Senate.




4.  Edmund V. Marshall, Director

    Residence Address:                 101 Pegwin Drive
                                       East Greenwich, RI  02818

    Principal Occupation:              Retired

    Citizenship:                       USA

    Stock Ownership:                   None

5.  L. Kent Densley, Director and Vice Chairman

    Residence Address:                 31 Riverside Drive
                                       Barrington, RI  02806

    Principal Occupation:              Owner, East Bay TrueValue
                                       Hardware (retail hardware
                                       store), Riverside, RI

    Citizenship:                       USA

    Stock Ownership:                   None

6.  John F. McJennett III, Executive Director and Secretary

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Executive Director of
                                       DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

7.  Peter G. Barton, Investigations Manager/Assistant Secretary

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Investigations
                                       Manager and Assistant
                                       Secretary of DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None



8.  Michael E. Geezil, Controller/Assistant Treasurer

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Controller and Assistant
                                       Treasurer of DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None